Securities and Exchange Commission


                             Washington, D.C. 20549


                                    Form 11-K



     [ X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1995


                                       OR


     [  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934


                          Commission file number 1-7784


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CENTURY TELEPHONE ENTERPRISES, INC.
         RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             100 CENTURY PARK DRIVE
                                MONROE, LA 71203

                          Independent Auditors' Report

The Board of Directors
Century Telephone Enterprises, Inc.:

We have audited the accompanying statements of assets available for benefits with fund information of Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust as of December 31, 1995 and 1994, and the related statement of changes in assets available for benefits with fund information for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust as of December 31, 1995 and 1994, and the changes in assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK LLP

/s/  KPMG PEAT MARWICK LLP

Shreveport, Louisiana
June 6, 1996

                       CENTURY TELEPHONE ENTERPRISES, INC.
         RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
        Statements of Assets Available for Benefits With Fund Information


                                                                  Century       Money        Bond
                                         Combined    S & P 500     Common       Market       Index      Loan     Sweep
December 31, 1995                          Funds    Stock Fund   Stock Fund      Fund        Fund       Fund     Account
- ------------------------------------------------------------------------------------------------------------------------
PLAN ASSETS
   Investments, at fair value          $ 2,674,012   1,134,749     878,498     331,826     219,312    109,627         -
   Cash                                     18,215           -      13,883           -           -          -     4,332
   Contributions receivable - employer      32,347      13,628      11,766       4,231       2,722          -         -
- -----------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
   FOR BENEFITS                        $ 2,724,574   1,148,377     904,147     336,057     222,034    109,627     4,332
=======================================================================================================================


December 31, 1994
- -----------------------------------------------------------------------------------------------------------------------
PLAN ASSETS
   Investments, at fair value          $ 1,757,992     656,726     641,249     261,239     143,307     55,471         -
   Cash                                      7,335           -       6,507           -           -          -       828
   Contributions receivable - employer      13,682       5,341       4,999       2,089       1,253          -         -
   Contributions receivable - employee          28           7           7           7           7          -         -
- -----------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
   FOR BENEFITS                        $ 1,779,037     662,074     652,762     263,335     144,567     55,471       828
=======================================================================================================================

See accompanying notes to financial statements.


                       CENTURY TELEPHONE ENTERPRISES, INC.
         RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST Statement of Changes in Assets Available for Benefits With Fund Information
                      For the Year Ended December 31, 1995


                                                     S & P 500    Century       Money        Bond
                                        Combined       Stock       Common       Market      Index        Loan      Sweep
                                          Funds         Fund     Stock Fund      Fund        Fund        Fund     Account
- -------------------------------------------------------------------------------------------------------------------------
Investment income
   Net appreciation in fair
     value of investments            $    311,335      236,080      56,652           -      18,603          -         -
   Dividend and interest income            84,178       37,390       9,491      16,176      12,447      8,606        68
- -----------------------------------------------------------------------------------------------------------------------
        Total investment income           395,513      273,470      66,143      16,176      31,050      8,606        68
- -----------------------------------------------------------------------------------------------------------------------

Contributions
   Participants                           378,070      145,663     141,330      56,036      35,041          -         -
   Company                                194,902       77,303      71,713      28,773      17,113          -         -
- -----------------------------------------------------------------------------------------------------------------------
        Total contributions               572,972      222,966     213,043      84,809      52,154          -         -
- -----------------------------------------------------------------------------------------------------------------------

Participant withdrawals                   (21,453)      (5,410)     (5,786)     (7,681)       (407)    (2,169)        -

Other, net                                 (1,495)        (439)       (455)       (151)       (114)         -      (336)

Transfers between funds, net                    -       (4,284)    (21,560)    (20,431)     (5,216)    47,719     3,772
- -----------------------------------------------------------------------------------------------------------------------

Net increase                              945,537      486,303     251,385      72,722      77,467     54,156     3,504

Assets available for benefits:

   Beginning of year                    1,779,037      662,074     652,762     263,335     144,567     55,471       828
- -----------------------------------------------------------------------------------------------------------------------

   End of year                       $  2,724,574    1,148,377     904,147     336,057     222,034    109,627     4,332
=======================================================================================================================

See accompanying notes to financial statements.


                       CENTURY TELEPHONE ENTERPRISES, INC.
                     RETIREMENT SAVINGS PLAN FOR BARGAINING
                            UNIT EMPLOYEES AND TRUST
                          Notes to Financial Statements
                                December 31, 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

    Basis of Presentation

    The Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust (the Plan) was established on April 1, 1992. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the assets available for benefits and changes in assets available for benefits.

    The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

    The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

    Participation

    Participation in the Plan is available to each employee whose compensation and conditions of employment are covered by a collective bargaining agreement of Century Telephone Enterprises, Inc. and its participating subsidiaries (the Company).

    In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, an employee agrees to a deferral of between one percent and ten percent of his base pay on a pre-tax basis, or between one percent and sixteen percent of his base pay on an after-tax basis. An employee may elect a deferral of his base pay using a combination of pre-tax and after-tax elections provided the total deferral does not exceed sixteen percent and the before-tax deferral does not exceed ten percent. The amount of compensation deferred by each participant is credited to a pre-tax account and/or an after-tax account (Participant Contribution Accounts) maintained for each participant by the Trustee.

    As of the end of each payroll period, the Company contributes to the account (Employer Contribution Account) of each participant a contribution equal to 50% (70% prior to July 17, 1994) of each such participant's contribution during such payroll period, however, this matching contribution applies only to the first 6% of such participant's base compensation contributed to the Plan by the employee. For periods prior to July 17, 1994, the Company contributed an additional amount of not less than 1% to an account (Profit Sharing Contribution Account) on behalf of all employees enrolled in the Plan. Effective July 17, 1994, the Company may make additional match contributions to participants' accounts (Additional Match Account) in an amount determined by the Company.

    During 1995 the Company contributed $194,902 to the Plan, of which $162,555 relates to contributions made to the Employer Contribution Account and $32,347 relates to contributions made to the Additional Match Account.

    An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" amount described in Section 402(a)(5) of the Code, or a "rollover" contribution described in Section 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Participant Rollover Account).

    The interest of a participant in his Participant Contribution Account and his Participant Rollover Account is fully vested and non-forfeitable at all times.

    The interest of a participant in his Employer Contribution Account, Profit Sharing Contribution Account and Additional Match Account becomes fully vested after five years of service. A participant with less than five years of service has no vested interest in these accounts.

    Reports to Participants

    Participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

    Forfeitures

    A participant's non-vested account balances shall be forfeited as of the date upon which the participant's employment has terminated with the Company. Forfeiture amounts shall be utilized to reduce Company contributions or may be added to additional match contributions as directed by the administrator.

    Distributions

    If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's vested interest in the Plan will be distributed to him or to his beneficiary in a lump sum. If the participant dies without designating a beneficiary, his interest in the Plan will be paid to his spouse, if any.

    Withdrawals

    A participant who is an employee may make two withdrawals within any twelve month period from his after-tax investment account and may withdraw the entire balance.

    A participant who is an employee and over age 59 1/2 may make one withdrawal from his vested investment accounts prior to normal distribution requirements being met. Any additional withdrawals may be made from a Participant Contribution Account or a Rollover Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member or the prevention of eviction or foreclosure from the Participant's principal residence, or for the purchase of the employee's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

    Loans to Participants

    The Plan has a provision whereby a participant can borrow from his Participant Contribution Account or Participant Rollover Account. The maximum loan is 50% of the vested account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the Wells Fargo Bank, N. A. (Wells Fargo) prime rate plus 3%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed ten years.

    Trustee

    The Trustee of the Plan is Wells Fargo. The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

    Administration

    The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The cost of plan administration is paid by the Company.

    Market Value Determination

    Investments in Century Telephone Enterprises, Inc. Common Stock (Century Common Stock) are valued at the closing market quote on December 31, 1995 and 1994, respectively. Other investments in the funds, which consist of units of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Loans to participants are valued at principal amount outstanding which approximates market value.

    Plan Termination

    Although it has not expressed any intention to do so, the Company has the right under the Plan to change, suspend or terminate the Plan at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. The Company, however, is required to maintain the Plan under the terms of the labor agreement.

(2) DESCRIPTION OF THE FUNDS

    The following is a description of each of the funds available to Plan participants:

   (a) S & P 500 Stock Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index (41.6% and 36.9% of assets at December 31, 1995 and 1994, respectively).

   (b) Century Common Stock Fund - consists primarily of shares of Century Common Stock (32.2% and 36.0% of assets at December 31, 1995 and 1994, respectively).

   (c) Money Market Fund - consists primarily of short-term investments in various money market instruments (12.2% and 14.7% of assets at December 31, 1995 and 1994, respectively).

   (d) Bond Index Fund - consists primarily of investments in government and corporate bonds (8.0% and 8.1% of assets at December 31, 1995 and 1994, respectively).

   (e) Loan Fund - represents loans to participants from the participants' investment accounts (4.0% and 3.1% of assets at December 31, 1995 and 1994, respectively).

    A participant may instruct that all contributions to his accounts be allocated among the various funds. A participant may change his investment allocation instructions at any time, however, the participant can only change his contribution percentage on a quarterly basis.

(3) INCOME TAXES

    The Plan and related trust meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in October 1995 related to the Plan.

(4) RELATED PARTY TRANSACTIONS

    Certain Plan investments are shares of mutual funds managed by Wells Fargo. Wells Fargo is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company to Wells Fargo for trustee, investment management, record keeping and other services amounted to $10,612 for the year ended December 31, 1995.

(5) CONCENTRATION OF INVESTMENTS

    As of December 31, 1995, 32.2% of the assets available for benefits were invested in Century Common Stock. Substantially all of the remaining assets available for benefits were invested in mutual funds managed by Wells Fargo.

(6) SUBSEQUENT EVENT

    Effective January 1, 1996, BZW Barclays Global Investors N.A. replaced Wells Fargo as Trustee of the Plan due to a change in control of the outstanding voting securities of certain Wells Fargo subsidiaries.

                                                                   Schedule I

                       CENTURY TELEPHONE ENTERPRISES, INC.
                     RETIREMENT SAVINGS PLAN FOR BARGAINING
                            UNIT EMPLOYEES AND TRUST


           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1995


Identity of issuer, borrower,         Description               Current
  lessor or similar party            of Investment    Cost       Value
- --------------------------------------------------------------------------------

Investment in Century Common Stock   62,623 units/
                                     27,669 shares  $753,770     878,498  Note 2
Loan Fund (interest rates ranged
   from 9% to 12%)                        -          109,627     109,627

Wells Fargo Money Market Account     18,215 units     18,215      18,215
Investments in Mutual Funds for
   Qualified Employee Benefit
   Plans Managed by Wells Fargo:
    S & P 500 Stock Fund             84,431 units    903,559   1,134,749  Note 2
    Money Market Fund               331,826 units    331,826     331,826  Note 2
    Bond Index Fund                  22,086 units    213,529     219,312  Note 2
- --------------------------------------------------------------------------------
                                                  $2,330,526   2,692,227
================================================================================


Notes: (1) The above data is based on information which has been certified as accurate and complete by the trustee,Wells Fargo Bank, N.A.
           Wells Fargo Bank, N. A. sponsors these funds and, accordingly, is a party-in-interest. Additionally, Century Telephone Enterprises, Inc., as sponsor of the Plan, is considered a party-in-interest.

       (2) These investments are greater than 5% of assets available for benefits.

                                                                     Schedule II

                       CENTURY TELEPHONE ENTERPRISES, INC.
                     RETIREMENT SAVINGS PLAN FOR BARGAINING
                            UNIT EMPLOYEES AND TRUST

                 Item 27d - Schedule of Reportable Transactions

                      For the Year Ended December 31, 1995

                                                                                                            Current Value of
                                                             Redemption                                     Asset at Date of
                                                 Purchase    or Selling    Lease     Expense     Cost of     Acquisition or     Net
     Description of Transaction                    Price       Price       Rental    Incurred     Asset        Disposition     Gain
- -----------------------------------------------------------------------------------------------------------------------------------

                                                  (Note 2)
Category (3) - A series of transactions in
- ------------------------------------------
  excess of 5% of beginning of period Plan
  ----------------------------------------
  assets available for benefits
  -----------------------------

Investments in Century Common Stock
  (36 purchases, 28 sales)                       $ 228,582      50,099        -          -        44,469           (Note 3)    5,630
Investments in Mutual Funds for Qualified
  Employee Benefit Plans Managed by Wells Fargo:
    S & P 500 Stock Fund (45 purchases,
       21 sales)                                   274,751      32,808        -          -        28,779           (Note 3)    4,029
    Money Market Fund (34 purchases, 11 sales)      86,062      30,669        -          -        30,669           (Note 3)        -





Notes: (1) The above data is based on information which has been certified as accurate and complete by the trustee, Wells Fargo Bank, N.A.
           Wells Fargo Bank, N.A. sponsors these funds and, accordingly, is a party-in-interest. Additionally, Century Telephone Enterprises, Inc., as sponsor of the Plan, is considered a party-in-interest.

       (2) The purchase price denotes cost and current value of the security on the transaction date.

       (3) Current value is substantially the same as purchase price or selling price of the security on the transaction date.

                                    SIGNATURE




   Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    Century Telephone Enterprises, Inc.
                                    Retirement Savings Plan For Bargaining
                                    Unit Employees and Trust



   June 21, 1996                    /s/  Ray B. Finney
                                    ------------------
                                    Ray B. Finney
                                    Plan Administration Committee Member

                       CENTURY TELEPHONE ENTERPRISES, INC.
                   RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT
                               EMPLOYEES AND TRUST

                                Index to Exhibit



    Exhibit
    Number
- ----------------------------------------------------------------
     23.1       Independent Auditors' Consent